

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Via E-mail
Mr. Sachin Adarkar, Esq.
Secretary
Prosper Funding LLC
111 Sutter Street, 22nd Floor
San Francisco, CA 94104

      Re: Prosper Funding LLC
             Registration Statement on Form S-1
             Filed March 7, 2012
             File No. 333-179941

Dear Mr. Adarkar

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comments from the Division of Investment Management

1. The disclosure on page 28 briefly describes why you do not believe that Prosper Funding LLC is an investment company under the Investment Company Act of 1940 ("1940 Act"). Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act and any other provision of the 1940 Act upon which Prosper Funding LLC is relying to except it from the definition of an investment company. In particular, list all assets held by Prosper Funding LLC and the value you assign to each on an unconsolidated basis.

2. We understand that Prosper Funding LLC believes it can rely on the exceptions from the definition of investment company in section 3(b)(1) and section 3(c)(4) of the 1940 Act.

    a. Please explain the reliance on section 3(b)(1) in light of certain prior Commission statements (*see*, *e.g.*, Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt

Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

b. Section 3(c)(4) excepts from the definition of an investment company those entities "substantially all of whose business is confined to making small loans, industrial banking, or similar businesses." Please explain whether Prosper Funding LLC will be "making small loans" as a peer-to-peer online credit platform (*see, e.g.,* New England Education Loan Marketing Corporation, SEC Staff No-Action Letter (May 22, 1998)).

General

3. We note that your affiliate, PMI, continues to utilize marketing materials that make comparisons between the Notes and other securities such as government bonds, asset backed securities, and corporate bonds (see February 2012 Monthly Update). The staff has previously discussed the appropriateness of these comparisons with PMI. Please tell us whether Prosper Funding intends to make similar comparisons.

4. We note that you present multiple sets of data as of September 30, 2011; please update these as of the most recent quarter.

5. Since Prosper Marketplace will act as the servicer of the notes and owns most of the employees who will perform the services called for by the notes and borrower agreements, please provide your analysis as to why Prosper Marketplace is not a necessary part of the investment contract. In particular, please provide your analysis as to why Prosper Marketplace should not be considered a co-registrant of these notes and why their financial statements are not necessary for an investor to make their investment decision to purchase the notes of Prosper Funding.

6. With regard to the bankruptcy remote structure you have proposed, the staff notes that you do not have employees, PMI will pay your fees and expenses, PMI will keep your accounting records, PMI will conduct all administrative duties for you, and you will not lease office space. In addition, we note that borrowers and lenders will most likely not distinguish between the two entities. Please provide the staff with an opinion of counsel supporting your contention that Prosper Funding and the notes it issues will not be subject to PMI's bankruptcy estate. Make conforming changes to your disclosure, including the Summary and Risk Factors.

Summary, page 1

7. On page 2, you indicate that while you are currently offering one, three and five year notes, you may change the range of maturity to as little as three months to as long as seven years. Please advise the staff whether Prosper believes that changes to the maturity of the notes offered under this registration statement, or the registration statements filed

by PMI would require a post-effective amendment under the Item 512 undertakings included in each registration statement. Also, please revise this section and throughout the document to discuss any implications of terms longer than five years, including any tax implications for PMI or your company.

Servicing, page 2

8. You say that you are responsible for servicing the borrower loans and Notes but you have signed a Servicing Agreement with PMI that they will service the borrower loans and Notes. Please clarify the disclosure in this section.

Quick Invest, page 2

9. Please clarify what you mean in the first paragraph on page 3 when you state that Quick Invest will place bids automatically on Notes identified by filters set up by the investor. Is the investor ever presented with each note and given the opportunity to delete notes or change allocation amounts before purchasing? Please provide your analysis supporting your conclusion that the investment intent included when the investor made the initial investment program is sufficient to make subsequent investments as notes become available.

Basic Structure Diagram, page 7

10. From this diagram, Prosper Funding and PMI appear to be one entity. Please visually clarify that these are two separate entities and show the financial and servicing arrangements between the companies. In addition, as servicer, it would seem the monthly payments of interest and principal would go to PMI instead of Prosper Funding, as shown.

Risk Factors

11. Add a risk factor that clarifies that investors who purchase notes from Prosper Funding will be purchasing from a company with no operating history and with a substantially small capital base. Consequently, investors in Prosper Funding's notes may be subject to a higher risk that Prosper Funding may become insolvent, impacting the availability of cash flows to pay the notes.

Some of the borrowers on the platform have "subprime" credit ratings…, page 11

12. Please include your definition of "subprime" in this risk factor and include the circumstances when you allow subprime borrowers to list on your platform or add a cross reference to page 36.

The Prosper Rating may not accurately set forth the risks…, page 12

13. Revise this risk factor, or add a separate risk factor, that discusses your very limited financial resources that are available to pay investors who are entitled to indemnification in the event that the Prosper Rating was determined incorrectly or in the event that a note is issued for a borrower who is a victim of identity fraud.

Our Relationship with WebBank, page 35

14. Please describe the agreement you have with WebBank referenced on page 27, including any fees you pay in exchange for their services.

Employees, page 83

15. You state that you have no employees but we note that you have a president, secretary, vice-president and treasurer. Please revise this section to disclose that you have four employees and disclose whether they are full time or part time.

Management, page 87

16. Please advise whether Mr. Larsen will continue as President of Prosper Funding, given his recent departure from PMI.

Limitations on Officers' and Directors' Liability and Indemnification Agreements, page 89

17. Please define and describe the "GSS Agreement" referred to in the second paragraph of this section.

Exhibit Index

18. Please file the Certificate of Formation.

19. Please file the back-up servicing agreement referenced on page 21 as an exhibit.

20. Please file your agreement with WebBank referenced on page 27 as an exhibit, as well as any other agreements with WebBank.

21. Please file the Services and Indemnity Agreement between you, PMI and Global Securitization Services, LLC as an exhibit.

22. Please file form T-1 as an exhibit to qualify your trustee under the Indenture.

23. Please file any agreements pursuant to your business with FOLIOfn.

24. Please file the licensing agreement for use of PMI's platform, if different from the Servicing Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Keir Gumbs, Esq.
        Covington & Burling LLP